UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Finance Online Co. Ltd
File No. 0-50975 - CF#20480

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China Finance Online Co. Ltd submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 29, 2007

Based on representations by China Finance Online Co. Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.15	through July 13, 2014
Exhibit 4.16	through March 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael McTiernan
Special Counsel